NEWS RELEASE

For Immediate Release                             May 25, 1998

Trading Symbol: ICCN (OTC:BB)

ICC RECEIVES POSITIVE LABORATORY TEST RESULTS

Further to the Company's News Release of May 7, 1998, ICC further reports progress with respect to engineering of its HIGH
PURITY/EXPANDABLE GRAPHITE PROJECT.

ICC commissioned Lakefield Research Ltd. of Ontario, Canada to conduct laboratory testing of graphite samples from the Liumao
Mine for the purpose of establishing a process design for the production of high purity graphite (99%+).

Lakefield's research laboratory has completed tests of a two stage leaching process (pressure and atmospheric) and has determined the process and conditions required to produce the project's first desired product (99%+ purity graphite).
Laboratory scale samples were passed through the defined process to successfully produce a 99%+ graphite flake product.

Results: determinations from this process testing program are being utilized in the engineering of the High Purity/Expandable
Plant currently underway.

Integrated Carbonics Corp. is an 80% equity partner in a Sino-Foreign Equity Joint Venture with the Liumao Graphite Group of Heilongjiang Province in the People's Republic of China. The purpose of the joint venture is to construct and operate a value-added graphite processing plant at the site of the Liumao Graphite Mine in China. The plant will produce higher value graphite products than those currently produced by the mine and sell the graphite products to the world's markets.

Contact: Investor Relations: 1-888-734-7774 or Robert Tyson, Vice
President, Corporate Communications - (604) 682-8445 E-Mail:
info@carbonics.com Web Site: www.integratedcarbonics.com